Exhibit 99.1

Canopy Growth announces offtake agreement with PharmHouse

SMITHS FALLS, ON, May 9, 2019 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) is pleased to announce today that has signed an offtake agreement with PharmHouse Inc. ("PharmHouse"), a 49 per cent-owned joint venture of Canopy Rivers Inc. (TSXV: RIV) (OTC: CNOPOF). Under the terms of the agreement, PharmHouse has agreed to allocate high quality cannabis flower from an additional 20 per cent of the flowering space available at its Leamington greenhouse facility over the next three years.

Boasting 1.3 million square feet of greenhouse grow space, and leveraging the resources of Canopy Growth, Canopy Rivers and its joint venture partner have worked diligently since October 2018 to prepare the facility for licensing.  PharmHouse will leverage Canopy Growth's genetics – selected and supplied by the Company – and flower will be returned to the Company to be sold under Canopy Growth's diverse brands and banners.  Under the terms of the new offtake agreement, PharmHouse is committed to producing GMP-certified, high quality cannabis flower within 18 months of its cultivation license and the flower must comply with the Company's high standards for cannabis quality. GMP, or Good Manufacturing Practices, certification is the internationally recognized system to ensure all produced goods meet the highest consumer health and safety standards, allowing the Company to export the flower to its international divisions. Including this new agreement, 30 per cent of PharmHouse's total flowering space has been committed to Canopy Growth.

"We have witnessed Canopy Rivers and its joint venture partner pour their hard work into the PharmHouse facility in Leamington and couldn't be more satisfied with how it has turned out," said Bruce Linton, Chairman & Co-CEO of Canopy Growth Corporation and Chairman & CEO of Canopy Rivers. "We expect the same for the flower quality that PharmHouse will be providing to Canopy Growth. This is further evidence that the ecosystem model we had hoped for from Canopy Rivers is demonstrating its value and this new offtake agreement with PharmHouse speaks to how well we are managing our numerous assets."

The vertically-integrated ecosystem sought by the Company for Canopy Rivers is its core differentiator. By keeping production within the ecosystem, Canopy Growth is able to leverage the anticipated throughput and low cost of production from the PharmHouse facility and in return receive a significant source of high-quality dried flower.

Deliveries to Canopy Growth from PharmHouse are expected to commence late in the second half of this year.

Here's to Future Growth.

About Canopy Growth Corporation
About Canopy Growth
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. Canopy Growth offers medically approved vaporizers through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in over a dozen countries across five continents.

The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its wholly owned subsidiary, Canopy Health Innovations ("Canopy Health"), has devoted millions of dollars toward cutting edge, commercializable research and IP development. Canopy Growth works with the Beckley Foundation and has launched Beckley Canopy Therapeutics to research and develop clinically validated cannabis-based medicines, with a strong focus on intellectual property protection. Canopy Growth acquired assets of leading hemp research company, ebbu, Inc. ("ebbu"). Intellectual Property ("IP") and R&D advancements achieved by ebbu's team apply directly to Canopy Growth's hemp and THC-rich cannabis genetic breeding program and its cannabis-infused beverage capabilities. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis heavy hitters Houseplant, icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, Battelle, the world's largest nonprofit research and development organization, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. The Company operates Tweed retail stores in Newfoundland and Manitoba and has entered into supply agreements with every Canadian province and territory. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements such as "Deliveries to Canopy Growth from PharmHouse are expected to commence in the second half of this year". Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Logo: Canopy Rivers (CNW Group/Canopy Growth Corporation)

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122,

CO: Canopy Growth Corporation

CNW 07:00e 09-MAY-19